SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON orders and revenues up year-on-year / Focus on R&D and Cost Management

Aachen, Germany, April 29, 2014 - AIXTRON SE (ISIN DE000A0WMPJ6, DE000A1YDC08), a leading provider of deposition equipment to the semiconductor industry, today announced revenues of EUR 43.9m for the first quarter of 2014, representing a year-on-year improvement of 9%. Q1/2014 EBIT at EUR -10.9m and net result at EUR -11.8m were both significantly up year-on-year by 86% and 84% respectively. This development was mainly due to inventory write-downs and restructuring charges included in the previous years' figures, but also reflects a reduction in operating costs. AIXTRON's order intake in Q1/2014 improved by 26% year-on-year to EUR 37.7m. Sequentially, orders remained stable reflecting a slightly more positive market sentiment (Q1/2013: EUR 29.9m; Q4/2013: EUR 37.1m).

Key Financials

(in EUR million)	2014	2013	+/-	2014	2013	+/-
	Q1	Q1		Q1	Q4
Revenues	43.9	40.2	9%	43.9	51.1	-14%
Gross profit	10.8	-47.7	123%	10.8	17.4	-38%
Gross margin	25%	-119%	144pp	25%	34%	-9 pp
Operating result (EBIT)	-10.9	-76.3	86%	-10.9	-12.6	13%
EBIT margin	-25%	-190%	165pp	-25%	-25%	0 pp
Net result	-11.8	-76.0	84%	-11.8	-14.8	20%
Net result margin	-27%	-189%	162pp	-27%	-29%	2 pp
Net result per share - basic (EUR)	-0.11	-0.75	85%	-0.11	-0.13	15%
Net result per share - diluted (EUR)	-0.11	-0.75	85%	-0.11	-0.13	15%
Equipment order intake	37.7	29.9	26%	37.7	37.1	2%
Equipment order backlog (end of period)	64.2	78.4	-18%	64.2	59.6	8%

Financial Highlights

Capacity utilization rates at leading LED manufacturers remain at relatively high levels and demand for LEDs continues to be on the rise. Despite this, there was still no noticeable increase in investments in LED manufacturing capacity expansions in Q1/2014. Thus, AIXTRON generated total revenues of EUR 43.9m for the quarter. This is a 9% increase from the EUR 40.2m in the same period last year and 14% down on the previous quarter (Q4/2013: EUR 51.1m).

The Company's gross profit increased significantly year-on-year from EUR -47.7m to EUR 10.8m, as no significant unusual items occurred in Q1/2014 (Q1/2013: EUR 43.0m inventory write-downs). Sequentially, gross profit was 38% lower than in the previous quarter, mainly due to a less favorable product mix (Q4/2013: EUR 17.4m).

Operating expenses reduced significantly both sequentially and year-on-year to EUR 21.7m (Q1/2013: EUR 28.6m; Q4/2013: EUR 30.0m). This reduction was partially due to restructuring charges included in the previous years' figure and reflects the Company's ongoing focus on cost management.

Consequently, EBIT for Q1/2013 also improved both year-on-year and sequentially and came in at EUR -10.9m (Q1/2013: EUR -76.3m; Q4/2013: EUR -12.6m). The net result for Q1/2014 amounted to EUR -11.8m (Q1/2013: -76.0m; Q4/2013: EUR -14.8m).

AIXTRON's equipment order intake, still at low levels, was up year-on-year and at EUR 37.7m showed an increase of EUR 7.8m from the EUR 29.9m in Q1/2013. Sequentially, the equipment order intake remained stable compared to the previous quarter (Q4/2013: EUR 37.1m), reflecting a slightly more positive market sentiment.

The total equipment order backlog of EUR 64.2m as at March 31, 2014 was 10% higher than the 2014 opening backlog of EUR 58.1m, revalued as of January 1, 2014, at the US-Dollar exchange rate of 1.35 USD/EUR valid at that time. Compared to the same time in the previous year, it was 18% lower (March 31, 2013: EUR 78.4m).

Research and development costs in Q1/2014 decreased year-on-year by 17% to EUR 13.7m (Q1/2013: EUR 16.6m; Q4/2013: EUR 15.8m) but at 31% of revenues still remained at a relatively high level. This underlines the important strategic significance of AIXTRON's internal R&D capabilities.

Incurred losses and tax payments meant that free cash flow dropped to EUR -13.8m in Q1/2014 (Q1/2013: EUR 9.3m; Q4/2013: -0.2m). Cash and cash equivalents (including bank deposits with a maturity of more than three months) as of March 31, 2014 amounted to EUR 292.0m (December 31, 2013: EUR 306.3m)

Management Review

Martin Goetzeler, President & Chief Executive Officer of AIXTRON SE, comments on the business environment in the first quarter: "We do sense that sentiment among customers is improving as the growth in the LED market drives the customers' profitability. According to leading market research firms, the LED market demand will continue to grow. This positive outlook in combination with our new MOCVD tool to be launched in the second half of this year underlines our confidence in our future development." Mr. Goetzeler continued, by reiterating the importance of consistent R&D investments: "Independent of current market developments, we continue to maintain a strong focus on R&D, providing for a competitive technology portfolio and supporting future business development. We will continue to monitor these investments very closely - in line with our ongoing focus on cost management and the improvement of processes which are amongst others central elements of our 5-Point-Program ."

Guidance

Management reiterates its guidance made at the end of February for 2014, for this year's revenues to be in line with those of last year. Concurrently, the Company is not expected to be profitable on an EBIT basis over the course of this year. Nevertheless, Management expects a year-on-year improvement in earnings due to progress made in cost savings and restructuring.

Financial Tables

The Q1/2014 results presentation will be available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/financial-reports/ as part of AIXTRON's quarterly financial report for the first quarter of 2014.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, April 29, 2014, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first quarter 2014 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0296. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/dates/conference-call/ following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6, DE000A1YDC08; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	April 29, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO